November 24, 2014

Amit Pande
United States Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

RE:           Capstone Financial Group, Inc.
Item 4.02 Form 8-K
Filed November 13, 2014
File No. 000-54905

Dear Mr. Pande,

This correspondence is in response to your letter dated November 18, 2014 in reference to our filing of the Item 4.02 Form 8-K filed November 13, 2014.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

Response: We intend to file amended Forms 10-K and 10-Q with restated financial statements to correct the errors following this timetable (which our newly engaged independent registered public accounting firm Squar, Milner, Peterson, Miranda & Williamson, LLP advises us they will be able to assist us to meet):

a.	Amended 2013 10-K will be filed on or before December 21, 2014
b.	Amended 10-Qs for the three-month periods ended June 30, 2013, September 30, 2013, March 31, 2014, June 30, 2014 and September 30, 2014 will be filed on or before January 21, 2014
c.	Our 2014 10-K will be filed on time

2.
When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

Response: When we file the amendments to our financial statements, we intend to describe the effect of the restatements on our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures and our internal control over financial reporting.  Additionally, in our amended 2013 Form 10-K we intend to disclose that our management has been assessing the effectiveness of our internal controls over financial reporting and disclosure controls.  Based on this assessment, we expect to report a material weakness in our internal controls over financial reporting and, therefore, conclude internal control over financial reporting as of December 31, 2013 was not effective.  Although the assessment is not yet complete, we have already upgraded the quality of our outside professional advisors, retaining new accountants and a new auditor, and have enhanced our internal controls to include the following:

Corporate Offices: 3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169
Executive Offices: 2600 Michelson Drive, Suite 700, Irvine, CA 92612

a.	Monthly outside reviews on a timely basis to ensure proper accounting and timing of financial issues,

b.	Complete account certifications reviewed by management to ensure accuracy, completeness and classifications,

c.	Institute further processes, procedures and controls as recommended by our newly engaged independent registered public accounting firm Squar, Milner, Peterson, Miranda & Williamson, LLP.

Management expects to recommend to the Company's board of directors additional remedial actions that include a thorough review of the accounting department to ensure that the areas of responsibilities are properly matched to the staff competencies and that the lines of communication and processes are as effective as possible, as well as a thorough review of the processes and procedures used in our accounting.

3.	Please tell us and revise your Form 8-K to include a more detailed description of the facts underlying your conclusion to restate.

Response: We will file an amended 8-K on or before November 25, 2014.  That amended Form 8-K will include a more detailed description of the facts underlying our conclusion to restate as follows:

In January 2014, the Company acquired Capstone Affluent Strategies, Inc. (“Affluent”), a California corporation owned solely by the Company’s chief executive officer), whereby Affluent would become a wholly-owned subsidiary of the Company, thus bringing into our consolidated group Affluent's expenses and the Affluent-owned assets from which the Company had benefitted (specifically staff, office building and spaces, furniture, office equipment, signage, and the proceeds of personal loans made to Affluent by a related party).  In May 2014, the Company and the former sole shareholder of Affluent rescinded the acquisition.

The Company has engaged a new accountant and new auditor to revise and amend Prior Financial Information for the three months ending June 30, 2014 and properly reflect unrealized gains from trading in the Company's revenue.  In the process of that review, it was discovered that the Company's accounting had not properly reflected approximately $3.2 million in expenses in 2013 attributable to Affluent and $2.6 million in loans from a related party to Affluent, for which the Company had (and continues to have) responsibility/beneficial ownership.  The Company believes the cause of the incorrect financial statements was human error, rather than any sort of fraud or intentional impropriety.

Finally, in connection with the response to your comments, Capstone Financial Group, Inc. (the “Company”) acknowledges that:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 716-462-3080.

Sincerely,

/S/ Darin Pastor
Darin Pastor
Chief Executive Officer
Capstone Financial Group, Inc.